Form 10-K, Exhibit 13
period 1995-12-31
BURGER KING LTD PARTNERSHIP III
filed 1996-04-01
CIK 733667

BURGER KING LIMITED PARTNERSHIP III
        1995 ANNUAL REPORT




Burger King Limited Partnership III commenced operations in 1984 and was formed to acquire Burger King restaurants which are leased to franchisees of Burger King Corporation. The Partnership's principal investment objectives are to make regular cash distributions and to realize long-term appreciation from the sale of the restaurants.

        Partnership's Restaurants (as of December 31, 1995) *
        _____________________________________________________________
        Albuquerque, New Mexico         Gary, Indiana
        Atlanta, Georgia                Gallatin, Tennessee
        Brooklyn Park, Maryland         Largo, Florida
        Chattanooga, Tennessee          Memphis, Tennessee
        Cleburne, Texas                 Montgomery, Alabama
        Columbus, Indiana               Mounds View, Minnesota
        Covina, California              Nashville, Tennessee
        Delhi Township, Ohio            North Augusta, South Carolina
        Edison, New Jersey              San Bernardino, California
        Fayetteville, North Carolina    Shelbyville, Tennessee
        Federal Heights, Colorado       Sulphur Springs, Texas
        Frankfort, Kentucky             Wilson, North Carolina
        _____________________________________________________________

        * This list does not include three restaurants either sold or conveyed prior to December 31, 1995. Please refer to the Notes to Financial Statements for information regarding properties sold prior to December 31, 1995.



        Administrative Inquiries          Performance Inquiries/Form 10-Ks
        Address Changes/Transfers         First Data Investor Services Group
        Service Data Corporation          P.O. Box 1527
        2424 South 130th Circle           Boston, Massachusetts 02104-1527
        Omaha, Nebraska 68144-2596        Attn:  Financial Communications
        (800) 223-3464 (select option 1)  (800) 223-3464 (selection option 2)





        Contents

	1	Message to Investors
	3	Financial Statements
	6	Notes to Financial Statements
	10	Independent Auditors' Report

- --------------------------MESSAGE TO INVESTORS----------------------------

We are pleased to present for your review the 1995 Annual Report for Burger King Limited Partnership III (the "Partnership"). Included in this report is a brief update regarding the marketing of the Partnership's portfolio of 24 restaurant properties (the "Properties"), an overview of the Partnership's cash distributions and financial performance, and audited financial statements for the years ended December 31, 1995, 1994 and 1993, respectively.

Marketing Update
The Partnership is currently evaluating market conditions to determine when the Partnership's remaining 24 Properties should be marketed for sale. Until all of the Properties are sold, the Partnership intends to continue operating the Properties and distributing the cash flow from operations to the partners in accordance with the terms of the Partnership Agreement.

Property Operations
We are pleased to report that the same-store sales for 23 of the Properties were $23,171,858 in 1995 compared to $21,582,966 for the same period in 1994, representing an increase of 7.36%. This excludes a Property located in Memphis, TN which was closed in 1994. Same-store sales results are an important statistic since they eliminate the effect of Property dispositions and allow for an accurate comparison of sales from year-to-year. Furthermore, the growth in same-store sales measures the ability of mature stores, like the Properties, to withstand competition and to increase existing sales through efficient operations and advertising.

Rental income received by the Partnership from the franchisees of the Properties is the greater of a minimum annual base rent or 8.5% of the Properties' annual food and beverage sales. Sales at the Properties have increased as a result of Burger King Corporation's aggressive marketing efforts, such as the .99 cent Whopper promotion and tie-in promotions with The Walt Disney Company, which have generally contributed to increases in the volume of sales at participating restaurants.

Cash Distributions
Limited Partners received distributions of $108.76 per Unit for 1995, including the Partnership's fourth quarter distribution in the amount of $25.59 per Unit which was paid on January 30, 1996. Since the inception of the Partnership, Limited Partners have received cumulative cash distributions of $1,329.12 per original $1,000 Unit. This total includes distributions of net cash flow from operations in the amount of $1,242.66 per Unit and distributions of net proceeds from the sale of Properties in the amount of $86.46 per Unit. Distributions of net proceeds from the sale of Properties represent a return of capital which has reduced each Limited Partner's Unit from $1,000 to $913.54.

Financial Highlights
For the years ended December 31,

                                        1995            1994
        Rental Income            $ 2,159,733     $ 2,044,028
        Total Expenses               859,688         646,097
        Net Income                 1,328,509       1,418,073

      - Rental income for the year ended December 31, 1995 increased 6% from 1994 primarily due to increased percentage rental income resulting from higher food and beverage sales at the Properties.

      - Total expenses increased primarily due to higher management fees paid to Burger King Corporation, which were primarily attributable to the increase in percentage rental income. Also contributing to the increase in total expenses was an increase in ground lease rent resulting from scheduled rent escalations at three of the Properties. It should be noted that ground lease rent escalations are passed on to the franchisees in the form of higher base rents.

      - Net income in 1995 declined from 1994 primarily due to the increase in management fees paid to Burger King Corporation.

Net Asset Value
The Partnership's Net Asset Value for the year ended December 31, 1995 was $852.37 per Unit. This amount represents the estimated value of each Unit if the Partnership sold the Properties at appraised values as of that date. Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may differ. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Properties and the price at which Units of the Partnership could be sold is likely to be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

Summary
The General Partner is currently formulating a strategy for the sale of the Partnership's remaining 24 Properties. However, it is uncertain at this time when the actual marketing of the Properties to potential buyers will commence. We will keep you updated on the status of the sale of the Properties in future correspondence.

Very truly yours,

Burger King Limited Partnership III

By:	BK III Restaurants Inc.
	General Partner

	/s/ Rocco F. Andriola

By:     Rocco F. Andriola
	President

March 29, 1996


Balance Sheets
December 31, 1995 and 1994


Assets                                          1995                    1994

Real estate at cost (Note 4):
        Land                           $   2,981,088           $   2,981,088
        Buildings                          5,552,773               5,552,773
        Fixtures and equipment             2,744,188               2,744,188

                                          11,278,049              11,278,049
Less - accumulated depreciation           (5,702,818)             (5,425,179)

                                           5,575,231               5,852,870

Cash and cash equivalents                    502,341                 500,420
Rent receivable                               50,447                  34,238
Due from affiliates (Note 7)                  13,054                  12,889
Due from Burger King Corporation (Note 5)     50,977                 176,963

                Total Assets           $   6,192,050           $   6,577,380


Liabilities and Partners' Capital

Liabilities:
        Accounts payable and
        accrued expenses               $      40,838           $      41,160
        Distributions payable (Note 6)       404,096                 400,420

                Total Liabilities            444,934                 441,580

Partners' Capital (Deficit):
        General Partner                      (22,629)                (17,076)
        Limited Partners
          (15,000 interests outstanding)   5,769,745               6,152,876

                Total Partners' Capital    5,747,116               6,135,800

          Total Liabilities and
          Partners' Capital            $   6,192,050           $   6,577,380



Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993


                                         Limited      General
                                        Partners      Partner            Total

Balance at December 31, 1992        $  7,309,706   $  (19,490)    $  7,290,216
Net income                             1,403,287       83,386        1,486,673
Distributions to partners (Note 6)    (2,306,572)     (82,241)      (2,388,813)

Balance at December 31, 1993           6,406,421      (18,345)       6,388,076
Net income                             1,333,287       84,786        1,418,073
Distributions to partners (Note 6)    (1,586,832)     (83,517)      (1,670,349)

Balance at December 31, 1994           6,152,876      (17,076)       6,135,800
Net income                             1,248,202       80,307        1,328,509
Distributions to partners (Note 6)    (1,631,333)     (85,860)      (1,717,193)

Balance at December 31, 1995        $  5,769,745$     (22,629)    $  5,747,116



Statements of Operations
For the years ended December 31, 1995, 1994 and 1993


Income                                      1995            1994           1993

Rental income (Note 4)              $  2,159,733    $  2,044,028   $  1,941,005
Interest income                           26,299          16,366         16,646
Miscellaneous income                       2,165           3,776          2,436

        Total Income                   2,188,197       2,064,170      1,960,087

Expenses

Depreciation                             277,639         277,639        311,064
Ground lease rent (Note 4)               279,546         257,583        255,866
Management fee (Note 5)                  211,958          21,464             --
General and administrative                90,545          89,411         68,997

        Total Expenses                   859,688         646,097        635,927

Income from operations                 1,328,509       1,418,073      1,324,160

Other Income

Gain on sales of properties (Note 4)          --              --        162,513

                Net Income          $  1,328,509    $  1,418,073   $  1,486,673


Net Income Allocated:

To the General Partner              $     80,307    $     84,786   $     83,386
To the Limited Partners                1,248,202       1,333,287      1,403,287

                                    $  1,328,509    $  1,418,073   $  1,486,673

Per limited partnership
  interest (15,000 outstanding)           $83.21          $88.89         $93.55



Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:       1995            1994           1993

Net income                          $  1,328,509    $  1,418,073   $  1,486,673
Adjustments to reconcile net income
to net cash provided by operating
activities:
   Depreciation                          277,639         277,639        311,064
   Gain on sales of properties                --              --       (162,513)
   Increase (decrease) in cash
   arising from changes in
   operating assets and liabilities:
        Rent receivable                  (16,209)        (19,161)        (4,199)
        Due from affiliates, net            (165)           (609)         1,473
        Due from Burger King
        Corporation                      125,986          (3,103)        13,279
        Accounts payable and
        accrued expenses                    (322)         (2,233)          (543)

Net cash provided by operating
activities                             1,715,438       1,670,606      1,645,234

Cash Flows from Investing Activities:

        Proceeds from sales of properties     --              --        929,998

Net cash provided by investing activities     --              --        929,998

Cash Flows from Financing Activities:

        Cash distributions to
        partners                      (1,713,517)     (1,641,042)    (2,705,805)

Net cash used for financing
activities                            (1,713,517)     (1,641,042)    (2,705,805)

Net increase (decrease) in cash
and cash equivalents                       1,921          29,564       (130,573)
Cash and cash equivalents at
beginning of year                        500,420         470,856        601,429

Cash and cash equivalents at
end of year                         $    502,341    $    500,420   $    470,856



Notes to Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
Burger King Limited Partnership III (the "Partnership") was formed as a New York limited partnership on November 22, 1983. The Partnership was formed for the purpose of acquiring, constructing, improving, holding and maintaining Burger King restaurants (the "Properties"). The Properties are leased on a long-term net basis to franchisees of Burger King Corporation ("Burger King").

The general partner is BK III Restaurants Inc. (the "General Partner"), formerly Shearson/BK Restaurants, Inc., an affiliate of Lehman Brothers Inc. On July 31, 1993, certain of Shearson Lehman Brothers Inc.'s domestic retail brokerage and management businesses were sold to Smith Barney, Harris Upham & Co. Inc. Included in the purchase was the name "Shearson." Consequently, the General Partner's name was changed to delete any reference to "Shearson."

On February 15, 1996, based upon, among other things, the advice of Partnership's counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner, and no partner will be entitled to receive any distribution, until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on February 29, 1996.

2. Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred. Partnership's revenue is realized from base and percentage rents received on each individual property. Base rents on the leased properties increase in an amount equal to corresponding increases in expenses incurred pursuant to the underlying ground leases. Accordingly, the net base rents that the Partnership receives do not change during the lease terms.

Real Estate Investments - Real estate investments, which consist of buildings, fixtures and improvements and, in some cases, the underlying land are recorded at cost less accumulated depreciation. Cost includes the initial purchase price of the Properties plus closing costs, acquisition and legal fees and original capital improvements. Depreciation of buildings is computed using the straight-line method over an estimated useful life of 20 years. Depreciation of the fixtures and improvements was computed under the straight-line method over an estimated useful life of 7 years.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, " Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, adoption of FAS 121 had no impact on the Partnership's financial statements.

Cash Equivalents - Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Income Taxes - No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations

Allocation of Income and Loss - Pursuant to the terms of the partnership agreement dated November 22, 1983 (the "Partnership Agreement"), credits and income or gain from the Partnership's operations are allocated, without regard to depreciation, in proportion to distributions of net cash flows from operations made to the partners. To the extent that any such income or gain exceeds distributions in any year, such excess shall be allocated 95% to the limited partners and 5% to the General Partner. Depreciation shall be allocated annually in proportion to the partners' respective capital accounts as of the beginning of each year.

Net income is allocated monthly, and is apportioned to the limited partners of the Partnership in the pro rata basis in which the number of interests owned by each limited partner on the last day of the month bears to the total number of interests owned by the General Partner and all the limited partners as of that date. At December 31, 1995, 1994 and 1993 and for the years then ended, there were 15,000 units of limited partnership interests outstanding (the "Interests").

Gains with respect to dispositions of the Properties shall be allocated as follows: first, 99% to the limited partners and 1% to the General Partner until the limited partners achieve payout as defined in the Partnership Agreement ("Payout"); second, to any partner in an amount sufficient to increase his negative capital account to zero; and third, 94.12% to the limited partners and 5.88% to the General Partner. Subsequent to Payout, gains shall be allocated to the General Partner until his capital account equals 5.88% of the aggregate outstanding capital account balances of all partners, and any remaining gain shall be allocated 94.12% to the limited partners and 5.88% to the General Partner.

Prior to Payout losses shall be allocated 99% to the limited partners and 1% to the General Partner. Subsequent to Payout, losses shall be allocated 94.12% to the limited partners and 5.88% to the General Partner.

Cash Distributions - Distributions of net cash flows from operations are made quarterly and are allocated 95% to the limited partners and 5% to the General Partner.

Distributions of net property disposition proceeds will be allocated 99% to the limited partners and 1% to the General Partner until Payout. After Payout, an additional management fee of 15% of the excess of the net property disposition proceeds over the amount required to reach Payout is paid to Burger King and the remainder is distributed 94.12% to the limited partners and 5.88% to the General Partner. As of December 31, 1995, Payout had not occurred.

4. Real Estate
As of December 31, 1995, 1994 and 1993, the Partnership owned 24 Properties, consisting of the restaurant buildings, fixtures and improvements, and in some cases, the underlying land.

The leases between the Partnership and the franchisees (the "Leases") had an initial term of 20 years with no renewal options. With respect to those Properties in which the Partnership does not own the underlying land, there is a ground lease between the Partnership and Burger King (collectively, the "Ground Leases"). The Ground Leases had an initial term of 10 years with a minimum of two five-year renewal options. All of the Leases expire in the year 2003 or 2004. Minimum future rentals on the noncancelable terms of the Leases and the related Ground Leases as of December 31, 1995 are as follows:

                                       Minimum         Ground
Years ending                            Rental          Lease
 December 31,                           Income    Obligations

        1996                     $   1,907,327    $   296,001
        1997                         1,908,472        297,146
        1998                         1,909,617        298,291
        1999                         1,914,514        303,188
        2000                         1,939,537        328,210
        Later years                  8,689,166      1,565,214

                                 $  18,268,633    $ 3,088,050

The Leases are on a net basis and the franchisees are required to pay all taxes, assessments, maintenance costs, insurance premiums and other impositions against the premises. The lessee is also required to make percentage rental payments to the extent that 8.5% of such lessee's gross sales exceed the minimum base rent paid by the lessee. Percentage rental income for December 31, 1995, 1994 and 1993 was $268,846, $175,104, and $41,173, respectively.

The General Partner is currently formulating a strategy for the sale of the properties that will maximize their value.

5. Management Agreement
The Partnership has entered into agreements with Burger King for the management of the Properties. These agreements provide for a fee equal to 10% of all base rents and 20% of all percentage rent received by the Partnership from the Properties, as defined in the Partnership Agreement. To the extent that the Partnership does not receive annual rents from the Properties equal to a 15.5% return on its investment in the Properties, Burger King will refund all or a portion of the management fee received to provide the Partnership with such a return. At December 31, 1995, 1994 and 1993, $50,977, $128,924 and $173,860,
respectively, were due from Burger King for such refunds.

Pursuant to an indemnity agreement, Burger King is obligated to contribute minimum monthly rent payments in the event of a default under any lease up to the indemnity amount, as defined below. The indemnity amount was originally 10% of the Partnership's original investment in the Properties as defined in the Partnership Agreement, or $1,261,922. The indemnity amount may be decreased by the amount of the minimum monthly rent payments made by Burger King to the Partnership pursuant to the indemnity agreement. In 1989 and subsequent years, the indemnity amount has been decreased on an annual basis by an amount equal to the greater of (1) payments made by Burger King pursuant to the indemnity agreement, or (2) 6-2/3% of the fifth year amount of the indemnity until it is reduced to zero. On December 31, 1995, the indemnity amount was approximately $673,031.

The property located in Memphis, Tennessee ceased operations on September 9, 1994. Burger King funded the minimum monthly rent payments to the Partnership in accordance with the indemnity agreement.

Two Properties located in Kansas City, Missouri and Waterford Township, Michigan ceased operations and subsequently defaulted on their minimum rent obligations. These Properties remained in default on their rent obligations, and Burger King declared economic abandonment of the Properties. Burger King funded monthly rent payments to the Partnership in accordance with the indemnity agreement, and on February 10 and March 8, 1993, the Partnership sold the stores for $398,189 and $531,809, respectively to a third party in accordance with the terms and conditions of the Partnership Agreement. The Property located in Kansas City, Missouri, at the date of the sale, had a book value of $336,807, resulting in a gain on the sale in the amount of $61,382. The Property located in Waterford Township, Michigan, at the date of the sale, had a book value of $430,678, resulting in a gain on the sale in the amount of $101,131. The net proceeds of the sale were distributed to the partners pursuant to the Partnership Agreement and were included in the Partnership's 1993 first quarter distribution.

6. Distributions
Distributions paid or payable to limited partners and the General Partner for the years ended December 31, 1995, 1994 and 1993 aggregated:

                        1995                  1994                 1993
                 --------------------   -------------------  ---------------
                 Total       Per Unit   Total      Per Unit  Total      Per Unit

Limited Partners
Cash flow from   $1,631,333  $108.76    $1,586,832 $105.79   $1,385,874 $ 92.39
  operations
Net property
  disposition
  proceeds               --       --            --      --      920,698   61.38

Total Limited
Partners         $1,631,333  $108.76    $1,586,832 $105.79   $2,306,572 $153.77


General Partner
Cash flow from   $   85,860       --    $   83,517      --   $   72,947      --
  operations
Net property
  disposition
  proceeds               --       --            --      --        9,300      --

Total General
  Partner        $   85,860       --    $   83,517      --   $   82,247      --


As of December 31, 1995, the Partnership had declared distributions of $404,096, of which $383,891 ($25.59 per Unit) was paid to the limited partners and $20,204.80 was paid to the General Partner on January 30, 1996.

7. Transactions with Affiliates
The amount of fees received for services performed and reimbursements for expenses incurred on the Partnership's behalf by affiliates as of December 31, 1995, 1994 and 1993 was $5,276, $3,508 and $4,371, respectively, of which
$1,185 and $1,350 was unpaid at December 31, 1995 and 1994, respectively.

Cash and cash equivalents reflected on the Partnership's balance sheets at December 31, 1995 and 1994 were on deposit with an affiliate of the General Partner.

8. Reconciliation of Financial Statement Net Income and Partners' Capital to Federal Income Tax Basis Net Income and Partners' Capital

Reconciliation of financial statement net income to federal income tax basis net income:

                                                   Years Ended December 31,

                                                1995         1994         1993

Financial statement net income           $ 1,328,509  $ 1,418,073  $ 1,486,673
Tax basis depreciation over financial
  statement depreciation                    (219,940)    (226,948)    (226,837)
Tax basis gain on sales of Properties
  under financial statement gain on
  sales of Properties                             --           --     (130,711)
Other                                        (21,462)      21,462           --

Federal income tax basis net income      $ 1,087,107  $ 1,212,587  $ 1,129,125


Reconciliation of financial statement basis partners' capital to federal income tax basis partners' capital:


                                                    Years Ended December 31,

                                                1995         1994         1993

Financial statement basis partners'
  capital                               $ 5,747,116   $ 6,135,800  $ 6,388,076
Current year financial statement net
  income over federal income tax basis
  net income                               (241,402)     (205,486)    (357,548)
Cumulative federal income tax basis
  net income over cumulative financial
  statement net income                    1,876,267     2,081,753    2,439,301

Federal income tax basis partners'
  capital                               $ 7,381,981   $ 8,012,067  $ 8,469,829


Because many types of transactions are susceptible to varying interpretations under Federal and state tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.

__________________ INDEPENDENT AUDITORS' REPORT ____________________

The Partners
Burger King Limited Partnership III:

We have audited the accompanying balance sheets of Burger King Limited Partnership III (a New York limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burger King Limited Partnership III as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                KPMG PEAT MARWICK LLP

Boston, Massachusetts
February 15, 1996