Form 10-K, Exhibit 13
period 1996-12-31
BURGER KING LTD PARTNERSHIP III
filed 1997-03-31
CIK 733667

EXHIBIT 13

                      BURGER KING LIMITED PARTNERSHIP III
                               1996 ANNUAL REPORT


                      Burger King Limited Partnership III


Burger King Limited Partnership III commenced operations in 1984 and was formed to acquire Burger King restaurants which are leased to franchisees of Burger King Corporation. The Partnership's principal investment objectives are to make regular cash distributions and realize long-term appreciation from the sales of the restaurants.


        Partnership's Restaurants (as of December 31, 1996)(1)
        Albuquerque, New Mexico                Gallatin, Tennessee
        Atlanta, Georgia                       Largo, Florida
        Brooklyn Park, Maryland                Memphis, Tennessee
        Chattanooga, Tennessee                 Montgomery, Alabama
        Cleburne, Texas                        Mounds View, Minnesota
        Columbus, Indiana                      Nashville, Tennessee
        Covina, California                     North Augusta, South Carolina
        Edison, New Jersey                     San Bernadino, California
        Fayetteville, North Carolina           Shelbyville, Tennessee
        Federal Heights, Colorado              Sulphur Springs, Texas
        Frankfort, Kentucky                    Wilson, North Carolina
        Gary, Indiana

(1) This list does not include four restaurants either sold or conveyed prior to December 31, 1996. Please refer to the Message to Investors and Notes to the Financial Statements for information regarding such restaurants.



                            Contents

                      1   Message to Investors
                      3   Financial Statements
                      6   Notes to the Financial Statements
                     11   Independent Auditors' Report



        Administrative Inquiries     Performance Inquiries/Form 10-Ks
        Address Changes/Transfers    First Data Investor Services Group
        Service Data Corporation     P.O. Box 1527
        2424 South 130th Circle      Boston, Massachusetts 02104-1527
        Omaha, Nebraska 68144-2596   Attn: Financial Communications
        800-223-3464                 800-223-3464



                              Message to Investors

Presented for your review is the 1996 Annual Report for Burger King Limited Partnership III (the "Partnership"). Included in this letter is an update on the status of the General Partner's efforts to sell the Partnership's remaining 23 restaurant properties (the "Properties"), a discussion of operations at the Properties, and an overview of the Partnership's cash distributions and financial performance. Attached to this letter are the Partnership's 1996 audited financial statements.

Sales Update
After a careful evaluation of market conditions, the General Partner has decided to commence efforts to market the Partnership's remaining Properties for a bulk sale during 1997. Upon the sale of the Properties, the General Partner intends to distribute the net sales proceeds in accordance with the terms of the Partnership Agreement. While we are hopeful that a sale of the remaining Properties can be completed during 1997, there can be no assurance that such efforts will be successful. Until all of the Partnership's remaining 23 Properties are sold, the Partnership intends to continue operating the Properties and distributing cash flow from operations to the partners in accordance with the terms of the Partnership Agreement. During the fourth quarter of 1996, the Partnership sold its leasehold interest in the Property located in Delhi Township, Ohio (the "Delhi Property") for net sales proceeds of $507,000.

Property Operations
Same-store sales at the Properties during 1996 were $24,212,417 compared to $23,384,120 for 1995, representing an increase of approximately 3.5%. The increase in same-store sales is primarily attributable to Burger King Corporation's aggressive marketing efforts. Rental income received by the Partnership from the franchisees at the Properties is equal to the greater of a minimum annual base rent or 8.5% of the Properties' annual food and beverage sales. Therefore, increases in sales at the Properties will often result in an increase in the Partnership's rental income.

Cash Distributions
Limited partners received distributions of $141.04 per Unit for 1996, including the Partnership's fourth quarter distribution in the amount of $59.53 per Unit which was paid to the partners on January 30, 1997. This distribution included net proceeds of $33.46 per Unit from the sale of the leasehold interest in the Delhi Property.

Since the inception of the Partnership, cumulative cash distributions to the limited partners have totaled $1,470.16 per original $1,000 Unit. This total includes distributions of net cash flow from operations in the amount of $1,350.24 per Unit and distributions of net proceeds from the sale of Properties in the amount of $119.92 per Unit. Distributions of net proceeds from the sales of Properties represent a return of capital, which has reduced each Unit from $1,000 to $880.08.

Financial Highlights
For the years ended December 31,
                                              1996         1995
           Rental income                $2,257,335   $2,159,733
           Gain on sale of Property        383,193           --
           Total expenses                  879,774      859,688
           Net income                    1,787,581    1,328,509

* Rental income for 1996 increased 4.5% from the previous year due primarily to higher food and beverage sales at the Properties. To a lesser extent, this increase is also attributable to scheduled escalations of ground lease rents at the leasehold Properties.

* Gain on sale of Property in the amount of $383,193 was recognized as a result of the sale of the leasehold interest in the Delhi Property. No Properties were sold during 1995.

* Net income for 1996 increased primarily due to the gain on the sale of the leasehold interest in the Delhi Property. Excluding this gain, net income from operations totalled $1,404,388 for 1996, compared to $1,328,509 for the previous year. The remaining increase of $75,879 is primarily attributable to the increase in rental income received from the Properties.

Net Asset Value
The Partnership's net asset value ("NAV") at year-end 1996 was $978.65 per Unit as compared to $852.37 per Unit at year-end 1995. The Partnership's NAV represents the estimated value of each Unit assuming the Partnership sold its remaining 23 Properties at their appraised values as of that date. The increase in NAV from the prior year is primarily attributable to an increase in the appraised value of the Properties. Limited partners should note that appraisals are only estimates of current value and actual sale values may differ. As a result of these factors and the illiquid nature of an investment in the Units, the variation between the appraised value of the Properties and the price at which Units could be sold is likely to be significant. Fiduciaries of the limited partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including but not limited to NAV per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

General Information
As you may be aware, there have been recent attempts by third parties, for their own benefit, to purchase units of limited partnerships similar to your Partnership. Frequently, these third parties use partial "tender offers" to purchase units at grossly inadequate prices that do not reflect the underlying value of the partnership's assets. According to published industry sources, in the overwhelming majority of such offers, most unitholders have rejected them due to their inadequacy and have not tendered their units. Please be assured that if any tender offer is made for your units, we will endeavor to provide you with our position regarding that offer on a timely basis.

Summary
As discussed above, the General Partner has decided to commence efforts to market the Partnership's remaining Properties for a bulk sale during 1997. We will update you on developments in future correspondence.

Very truly yours,

BK III Restaurants Inc.
General Partner

/s/ Rocco F. Andriola
Rocco F. Andriola
President

March 31, 1997



Balance Sheets                             At December 31,    At December 31,
                                                     1996               1995
Assets
Real estate held for sale                     $ 5,175,404                 --
Real estate at cost (Note 4):
Land                                                   --          2,981,088
Buildings                                              --          5,552,773
Fixtures and equipment                                 --          2,744,188
                                                       --         11,278,049
Less accumulated depreciation                          --         (5,702,818)
                                                       --          5,575,231

Cash and cash equivalents                       1,022,064            502,341
Rent receivable                                    80,880             50,447
Due from affiliates                                14,239             14,239
Due from Burger King Corporation (Note 5)              --             50,977
  Total Assets                                $ 6,292,587        $ 6,193,235

Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses        $    44,811        $    42,023
 Distributions payable (Note 6)                   918,562            404,096
  Total Liabilities                               963,373            446,119
Partners' Capital (Deficit):
 General Partner                                  (24,770)           (22,629)
 Limited Partners (15,000 units outstanding)    5,353,984          5,769,745
  Total Partners' Capital                       5,329,214          5,747,116
  Total Liabilities and Partners' Capital     $ 6,292,587        $ 6,193,235



Statements of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994
                                       General         Limited
                                       Partner        Partners          Total
Balance at December 31, 1993         $ (18,345)    $ 6,406,421    $ 6,388,076
Net Income                              84,786       1,333,287      1,418,073
Distributions to partners (Note 6)     (83,517)     (1,586,832)    (1,670,349)
Balance at December 31, 1994           (17,076)      6,152,876      6,135,800
Net Income                              80,307       1,248,202      1,328,509
Distributions to partners (Note 6)     (85,860)     (1,631,333)    (1,717,193)
Balance at December 31, 1995           (22,629)      5,769,745      5,747,116
Net Income                              87,852       1,699,729      1,787,581
Distributions to partners (Note 6)     (89,993)     (2,115,490)    (2,205,483)
Balance at December 31, 1996         $ (24,770)    $ 5,353,984    $ 5,329,214



Statements of Operations
For the years ended December 31,          1996            1995           1994
Income
Rent (Note 4)                      $ 2,257,335     $ 2,159,733    $ 2,044,028
Interest                                24,477          26,299         16,366
Other                                    2,350           2,165          3,776
 Total Income                        2,284,162       2,188,197      2,064,170
Expenses
Depreciation                           276,020         277,639        277,639
Ground lease rent (Note 4)             287,544         279,546        257,583
Management fee (Note 5)                234,051         211,958         21,464
General and administrative              82,159          90,545         89,411
 Total Expenses                        879,774         859,688        646,097
Income from operations             $ 1,404,388     $ 1,328,509    $ 1,418,073
Other Income
Gain on sale of property (Note 4)      383,193              --             --
Net Income                         $ 1,787,581     $ 1,328,509    $ 1,418,073
Net Income Allocated:
To the General Partner             $    87,852     $    80,307    $    84,786
To the Limited Partners              1,699,729       1,248,202      1,333,287
                                   $ 1,787,581     $ 1,328,509    $ 1,418,073
Per limited partnership unit
(15,000 outstanding)                   $113.32          $83.21         $88.89



Statements of Cash Flows
For the years ended December 31,               1996          1995         1994
Cash Flows From Operating Activities
Net Income                              $ 1,787,581   $ 1,328,509  $ 1,418,073
Adjustments to reconcile net income
to net cash provided by operating activities:
 Depreciation                               276,020       277,639      277,639
 Gain on sale of property                  (383,193)           --           --
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Rent receivable                           (30,433)      (16,209)     (19,161)
  Due from Burger King Corporation           50,977       125,986       (3,103)
  Accounts payable and accrued expenses       2,788          (487)      (2,842)
Net cash provided by operating activities 1,703,740     1,715,438    1,670,606

Cash Flows From Investing Activities
Proceeds from sale of property              507,000            --           --
Net cash provided by investing activities   507,000            --           --

Cash Flows From Financing Activities
Cash distributions to partners           (1,691,017)   (1,713,517)  (1,641,042)
Net cash used for financing activities   (1,691,017)   (1,713,517)  (1,641,042)
Net increase in cash and cash equivalents   519,723         1,921       29,564
Cash and cash equivalents, beginning
 of period                                  502,341       500,420      470,856
Cash and cash equivalents, end
 of period                              $ 1,022,064   $   502,341   $  500,420



Notes to the Financial Statements
December 31, 1996, 1995 and 1994

1. Organization

Burger King Limited Partnership III (the "Partnership") was formed as a New York limited partnership on November 22, 1983. The Partnership was formed for the purpose of acquiring, constructing, improving, holding and maintaining Burger Kingr restaurants (the "Properties"). The Properties are leased on a long-term net basis to franchisees of Burger King Corporation ("BKC").

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

On February 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner, and no partner will be entitled to receive any distribution, until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on February 29, 1996.

After a careful evaluation of market conditions, the General Partner has decided to commence efforts to market the Partnership's remaining 23 Properties for a bulk sale during 1997. Despite the possibility that sales of Properties could occur in 1997, there can be no assurance that the General Partner will be successful in selling any or all of the Partnership's Properties this year. Until all of the Partnership's remaining Properties are sold, the Partnership intends to continue operating the Properties and distributing cash flow from operations to the partners in accordance with the terms of the Partnership Agreement.

2. Significant Accounting Policies

Basis of Accounting -- The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred. Partnership revenue is realized from base and percentage rents received on each individual Property. Minimum base rents on the leased Properties increase in an amount equal to corresponding increases in expenses incurred pursuant to the underlying ground leases.

Accounting for Impairment -- In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 requires that assets held for sale or disposal be carried at the lower of carrying amount or fair value less cost to sell and prohibits depreciation from being recorded during the periods which the asset is being held for sale or disposal. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Real Estate Held for Sale -- Prior to December 31, 1996, the Partnership's real estate investments, which consist of buildings, fixtures and improvements and, in some cases, the underlying land were recorded at cost less accumulated depreciation. Cost included the initial purchase price of the Properties plus closing costs, acquisition and legal fees and original capital improvements. After a careful evaluation of market conditions, the General Partner has decided to commence efforts to market the Partnership's remaining Properties for sale. As of December 31, 1996, the Partnership's real estate investments (as discussed in Note 4) which had a carrying value of $5,175,404, were reclassified as Real Estate Held for Sale and depreciation will be suspended in accordance with FAS 121. Depreciation of buildings was computed using the straight-line method over an estimated useful life of 20 years. Depreciation of the fixtures and improvements was computed under the straight-line method over an estimated useful life of 7 years.

Reclassifications -- Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

Cash Equivalents -- Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk -- Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Income Taxes -- No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations

Allocation of Income and Loss -- Pursuant to the terms of the partnership agreement dated November 22, 1983 (the "Partnership Agreement"), credits and income or gain from the Partnership's operations are allocated, without regard to depreciation, in proportion to distributions of net cash flows from operations made to the partners. To the extent that any such income or gain exceeds distributions in any year, such excess shall be allocated 95% to the limited partners and 5% to the General Partner. Depreciation shall be allocated annually in proportion to the partners' respective capital accounts as of the beginning of each year.

Net income is allocated monthly, and is apportioned to the limited partners of the Partnership in the pro rata basis in which the number of units owned by each limited partner on the last day of the month bears to the total number of units owned by the General Partner and all the limited partners as of that date. At December 31, 1996, 1995 and 1994 and for the years then ended, there were 15,000 units of limited partnership units outstanding (the "Units").

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

Cash Distributions -- Distributions of net cash flows from operations are made quarterly and are allocated 95% to the limited partners and 5% to the General Partner.

Distributions of net property disposition proceeds will be allocated 99% to the limited partners and 1% to the General Partner until Payout. After Payout, an additional management fee of 15% of the excess of the net property disposition proceeds over the amount required to reach Payout is paid to BKC and the remainder is distributed 94.12% to the limited partners and 5.88% to the General Partner. As of December 31, 1996, Payout had not occurred.

4. Real Estate
As of December 31, 1996, the Partnership owned 23 Properties and as of December 31, 1995 and 1994, the Partnership owned 24 Properties, consisting of the restaurant buildings, fixtures and improvements, and in some cases, the underlying land.

The Properties are net leased on a net lease basis to franchisees of BKC. The leases between the Partnership and the franchisees (the "Leases") had an initial term of 20 years with no renewal options. All of the Leases expire in the year 2003 or 2004. With respect to those Properties in which the Partnership does not own the underlying land, there is a ground lease between the Partnership and BKC (collectively, the "Ground Leases"). The Ground Leases had an initial term of 10 years with a minimum of two five-year renewal options. Minimum future rentals on the noncancelable terms of the Leases and the related Ground Leases as of December 31, 1996 are as follows:

                                      Minimum             Ground
Years ending                           Rental              Lease
December 31,                           Income           Obligations
    1997                           $ 1,805,880         $   250,943
    1998                             1,805,880             250,943
    1999                             1,809,631             254,695
    2000                             1,833,510             278,572
    2001                             1,846,804             291,870
 Later years                         6,222,171             971,630
-------------------------------------------------------------------
                                   $15,323,876         $ 2,298,653

The Leases are on a net basis requiring franchisees to pay all taxes, assessments, maintenance costs, insurance premiums and other impositions against the premises. The franchisees are also required to make percentage rental payments to the extent that 8.5% of such Property's gross sales exceed the minimum base rent paid by the franchisee. Percentage rental income for December 31, 1996, 1995 and 1994 was $365,499, $268,846, and $175,104,
respectively.

On November 15, 1996, the Partnership's leasehold interest in a Property located in Delhi Township, OH (the "Delhi Property") was sold to the franchisee at the Delhi Property for net proceeds of $507,000, resulting in a gain of $383,193.

During the fourth quarter of 1996, the General Partner decided to commence efforts to market the Partnership's remaining Properties for a bulk sale during 1997 and reclassified the Properties from Real Estate to Real Estate Held for Sale (see Note 2).

For the year ended December 31, 1996, no individual Property generated rental revenues of 10% or more of the Partnership's total rental revenues. Additionally, no individual Property represented 10% or more of the Partnership's total assets for the year ended December 31, 1996.

5. Management Agreement

The Partnership has entered into agreements (the "Agreements") with BKC for the management of the Properties. These agreements provide for a fee equal to 10% of all base rents and 20% of all percentage rent received by the Partnership from the Properties. To the extent that the Partnership does not receive annual rents from the Properties equal to a 15.5% return on its initial investment in the Properties, as defined in the Agreements, BKC will refund all or a portion of the management fee received in order to provide the Partnership with such a return. At December 31, 1996, 1995 and 1994, $0, $50,977 and $128,924,
respectively, were due from BKC for such refunds.

Pursuant to an indemnity agreement between BKC and the Partnership, in the event of a default by a franchisee under any Lease, BKC is obligated to pay the minimum monthly rent due under the Lease, up to the indemnity amount, as defined below. The indemnity amount was originally 10% of the Partnership's original investment in the Properties as defined in the Partnership Agreement, or $1,261,922. The indemnity amount may be decreased by the amount of the minimum monthly rent payments made by Burger King to the Partnership pursuant to the indemnity agreement. In 1989 and subsequent years, the indemnity amount has been decreased on an annual basis by an amount equal to the greater of (1) payments made by Burger King pursuant to the indemnity agreement, or (2) 6-2/3% of the fifth year amount of the indemnity until it is reduced to zero. On December 31, 1996, the indemnity amount was approximately $588,904.

The Property located in Memphis, Tennessee ceased operations on September 9, 1994. Since that time, BKC has continued to pay the minimum monthly rent to the Partnership in accordance with the indemnity agreement.

Two Properties located in Kansas City, Missouri and Waterford Township, Michigan ceased operations and subsequently defaulted on their minimum rent obligations. These Properties remained in default on their rent obligations, and BKC declared economic abandonment of the Properties. BKC funded monthly rent payments to the Partnership in accordance with the indemnity agreement, and on February 10 and March 8, 1993, the Partnership sold the stores for $398,189 and $531,809, respectively, to a third party. The Property located in Kansas City, Missouri, at the date of the sale, had a book value of $336,807, resulting in a gain on the sale in the amount of $61,382. The Property located in Waterford Township, Michigan, at the date of the sale, had a book value of $430,678, resulting in a gain on the sale in the amount of $101,131. The net proceeds of the sale were distributed to the partners pursuant to the Partnership Agreement and were included in the Partnership's 1993 first quarter distribution.

6. Distributions

Distributions paid or payable to limited partners and the General Partner for the years ended December 31, 1996, 1995 and 1994 are aggregated as follows:

                          1996                 1995                  1994
                     Total  Per Unit      Total   Per Unit      Total  Per Unit
Limited Partners
Cash flow from
 operations      $1,613,560  $107.58  $1,631,333   $108.76  $1,586,832  $105.79
Net property
 disposition
 proceeds           501,930    33.46          --        --          --       --
Total Limited
 Partners        $2,115,490  $141.04  $1,631,333   $108.76  $1,586,832  $105.79

General Partner
Cash flow from   $   84,923  $    --  $   85,860   $    --  $   83,517  $    --
 operations
Net property
 disposition proceeds 5,070       --          --        --          --       --
Total General
 Partner         $   89,993  $    --  $   85,860   $    --  $   83,517  $    --

As of December 31, 1996, the Partnership had declared distributions of $918,562, of which $892,915 ($59.53 per Unit) was paid to the limited partners and $25,647 was paid to the General Partner on January 30, 1997.

7. Transactions with Affiliates

Amounts reimbursed to the General Partner and their affiliates for out-of-pocket expenses during the years ended December 31, 1996, 1995 and 1994 are as follows:

                            Unpaid at                    Earned
                          December 31,
                                 1996          1996       1995        1994
BK III Restaurants Inc.
 and affiliates
Out-of-pocket expenses         $   --       $ 2,341      $  80       $  53
--------------------------------------------------------------------------
                               $   --       $ 2,341      $  80       $  53

Cash and cash equivalents reflected on the Partnership's balance sheet at December 31, 1995 were on deposit with an affiliate of the General Partner. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

8. Reconciliation of Financial Statement Net Income and Partners' Capital to Federal Income Tax Basis Net Income and Partners' Capital

Reconciliation of financial statement net income to federal income tax basis net income:

                                                 Years Ended December 31,
                                             1996          1995         1994
Financial statement net income         $1,787,581    $1,328,509   $1,418,073
Tax basis depreciation over financial
 statement depreciation                  (179,924)     (219,940)    (226,948)
Tax basis gain on sales of Properties
 under financial statement gain on
 sales of Properties                      (20,030)           --           --
Other                                          --       (21,462)      21,462
Federal income tax basis net income    $1,587,627    $1,087,107   $1,212,587


Reconciliation of financial statement basis partners' capital to federal income tax basis partners' capital:

                                                 Years Ended December 31,
                                             1996          1995         1994
Financial statement basis partners'
 capital                               $5,329,214    $5,747,116   $6,135,800
Current year financial statement
 net income under (over) federal
 income tax basis net income             (199,954)     (241,402)    (205,486)
Cumulative financial statement net income
 under cumulative federal income tax
 basis net income                       1,634,865     1,876,267    2,081,753
Federal income tax basis partners'
 capital                               $6,764,125    $7,381,981   $8,012,067

Because many types of transactions are susceptible to varying interpretations under Federal and state tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.



                          INDEPENDENT AUDITORS' REPORT



The Partners
Burger King Limited Partnership III:

We have audited the accompanying balance sheets of Burger King Limited Partnership III (a New York limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burger King Limited Partnership III as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                        KPMG PEAT MARWICK LLP
Boston, Massachusetts
January 31, 1997